SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

ZYMOGENETICS, INC.

(Name of Subject Company)

ZYMOGENETICS, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2010 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by ZymoGenetics, Inc., a Washington corporation (the “Company”), relating to the tender offer by Zeus Acquisition Corporation (“Merger Sub”), a Washington corporation and wholly-owned subsidiary of Bristol-Myers Squibb Company (“Parent”), to purchase all outstanding shares of voting common stock of the Company, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO initially filed by Parent and Merger Sub with the SEC on September 10, 2010 (together with the exhibits thereto and as amended and supplemented from time to time prior to the date hereof, the “Schedule TO”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence in place of the last sentence in the second paragraph of the section entitled “Regulatory Approvals”:

“The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m. Eastern time on September 27, 2010, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZYMOGENETICS, INC.

By:	/s/ JAMES A. JOHNSON
Name:	James A. Johnson
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: September 28, 2010